Filed by Personalis, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Personalis, Inc.

(Commission File No. 001-38943)

Date: October 20, 2026

The following is a presentation presented by Personalis, Inc. on October 20, 2026:

© 2024 Personalis, Inc. All rights reserved. All trademarks are the property ofPersonalis, Inc. or their respective owners. All products described here arefor Research Use Only and not for use in diagnostic procedures (except asspecifically noted).Personalis All-HandsCompany MeetingOctober 20, 2026

Acquisition FAQ /2

Acquisition FAQ

Note: Complete answers to Employee FAQs will be shared following the All Hands Meeting. Additional updates regarding the Tempus acquisition will be communicated as details are confirmed.

1. **When is the transaction expected to close?**

The transaction is expected to close in late 2026, subject to the satisfaction of the remaining closing conditions.

2. **Will my job title and manager stay the same?**

Until the transaction closes, you will keep your current title and continue to report to your current manager. After closing, we will work with Tempus as the two organizations come together and will keep you informed of any changes. We do not expect the integration to impact your day-to-day activities.

3. **Will my compensation and benefits stay the same?**

   Tempus is committed to offering competitive compensation and benefits to all employees. If there are any changes to your compensation, we will communicate them to you in advance.

   Open enrollment for Personalis benefits will proceed as scheduled from November 2 to November 13, 2026, with elections taking effect on January 1, 2027.

   Following the closing, your benefits will transition to Tempus' benefits plans. We are finalizing the benefit transition timeline and will share further details as soon as they are available.

4. What will happen to my Personalis stock, stock options and/or RSUs at the closing of the transaction? (For more detailedinformation, see the Employee FAQs)Outstanding Personalis shares will convert into merger consideration comprising of Tempus Class A common stock, cash, or acombination at Tempus’ election, less applicable tax withholdings and deductions.Unvested in-the-money stock options and unvested RSUs will convert into Tempus equity awards with the number of sharesand, for stock options, the exercise price each adjusted by the exchange ratio, subject to the same terms and conditions of theapplicable Personalis equity award, including the vesting schedule (with no break in continuous service solely due to theclosing).Vested in-the-money options will be cancelled in exchange for net stock consideration, while all out-of-the-money options willbe cancelled without consideration.5. What will happen to the ESPP?The current ESPP offering period will conclude on October 30, and no subsequent enrollment periods will be opened followingthat date.Acquisition FAQ

6. Will the acquisition impact my 401(k) coverage?You will generally be able to transfer your Personalis 401(k) balance (including active loans) into the Tempus 401(k) plan.If the transaction closes before the end of 2026 as anticipated, 401(k) contributions will be temporarily paused for theremainder of the year during the transition to the Tempus 401(k) plan. If you would like to reach your annual savings goal, youmay wish to increase your contribution percentage sooner rather than later.7. Vacation & Time Off:Transition timing for Tempus’ paid time off, including timing of vacation balance payout, is currently being finalized, and moreinformation will be provided when available.Acquisition FAQ

Forward-Looking Statements

This communication relates to a proposed business combination transaction between TempusAI, Inc. (“Tempus”) and Personalis, Inc. (“Personalis”). This communication includes forward-looking statements within the meaning of federal securities laws. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Tempus’ common shares or Personalis’ stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that stockholders of Personalis may not approve the merger agreement; the risk that a condition to closing of the transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate timing, outcome and results of integrating the operations of Tempus and Personalis; the effects of the business combination of Tempus and Personalis, including the combined company’s future financial condition, results of operations, strategy and plans; regulatory approval and clearances of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the transaction; the significant costs associated with the proposed transaction; potential litigation relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of Tempus and/or Personalis to pursue certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of Tempus and Personalis; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which Tempus and Personalis operate; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Tempus’ or Personalis’ response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Tempus’ and Personalis’ respective periodic reports and other filings with the SEC, including the risk factors identified in Tempus’ most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Personalis’ most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Tempus nor Personalis undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Tempus filed with the SEC a registration statement on Form S-4 which includes a document that serves as a prospectus of Tempus and a proxy statement of the Company (the “proxy statement/prospectus”). Tempus, the Company and certain of their respective affiliates jointly filed a transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) with the SEC. After the registration statement has been declared effective by the SEC, the proxy statement/prospectus will be sent to the stockholders of the Company seeking their approval of the transaction-related proposals. This communication is not a substitute for the registration statement, the proxy statement/prospectus, the Schedule 13E-3 or any other document that the Company or Tempus may file with the SEC with respect to the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, THE SCHEDULE 13E-3 AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEMPUS, THE COMPANY AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Tempus at its website, www.tempus.com, or from the Company at its website, www.personalis.com. Documents filed with the SEC by Tempus will be available free of charge by accessing Tempus’s website at https://investors.Tempus.com/financials/sec-filings, under the heading SEC Filings, or, alternatively, by contacting Tempus’s Corporate Secretary at Tempus AI, Inc., 600 West Chicago Avenue, Suite 510, Chicago, Illinois 60654, and documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.personalis.com under the heading Investor or, alternatively, by contacting the Company’s Investor Relations department at investors@personalis.com.

Participants in the Solicitation

Tempus and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and Tempus in respect of the proposed merger under the rules of the SEC. Information regarding the Company’s directors and certain of its executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the captions “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” and “Director Compensation” contained in the Company’s definitive proxy statement on Schedule 14A for the Company’s 2026 annual meeting of stockholders, which was filed with the SEC on April 2, 2026. To the extent holdings of the Company’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including (i) the Form 4 filed by Dr. Myers on May 14, 2026; (ii) the Form 4 filed by Ms. Bloom on May 14, 2026; (iii) the Form 4 filed by Ms. Shoff on May 14, 2026; (iv) the Form 4 filed by Dr. Widder on May 14, 2026; (v) the Form 4 filed by Mr. Bowman on May 14, 2026; (vi) the Form 4 filed by Ms. Eastham on May 14, 2026 and the Amended Form 4 filed by Ms. Eastham on June 11, 2026; (vii) the Form 4s filed by Mr. Tachibana on May 29, 2026, June 5, 2026, June 26, 2026, June 29, 2026 and September 22, 2026; (viii) the Form 4 filed by Dr. Chen on July 15, 2026; and (ix) the Form 4s filed by Mr. Hall on May 29, 2026, June 26, 2026, July 9, 2026 and September 22, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Tempus using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.